# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BITGO HOLDINGS, INC., CIK 0001740604
CUSIP: 091947101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, South Dakota (SD), 57108
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002152805

## Reporting persons
- NYDIG IHC LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,933,577; sole dispositive power 0; shared dispositive power 5,933,577; aggregate amount beneficially owned 5,933,577 (5.46% of the class)
  Comment: For Box 11, 5.46% was calculated based on 108,690,240 shares of Class A Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on August 12, 2026.
- New York Digital Investment Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,933,577; sole dispositive power 0; shared dispositive power 5,933,577; aggregate amount beneficially owned 5,933,577 (5.46% of the class)
  Comment: For Box 11, 5.46% was calculated based on 108,690,240 shares of Class A Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on August 12, 2026.
- Stone Ridge Holdings Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,933,577; sole dispositive power 0; shared dispositive power 5,933,577; aggregate amount beneficially owned 5,933,577 (5.46% of the class)
  Comment: For Box 11, 5.46% was calculated based on 108,690,240 shares of Class A Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on August 12, 2026.
- Stone Ridge Holdings Group (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,933,577; sole dispositive power 0; shared dispositive power 5,933,577; aggregate amount beneficially owned 5,933,577 (5.46% of the class)
  Comment: For Box 11, 5.46% was calculated based on 108,690,240 shares of Class A Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on August 12, 2026.
- Ross Stevens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,933,577; sole dispositive power 0; shared dispositive power 5,933,577; aggregate amount beneficially owned 5,933,577 (5.46% of the class)
  Comment: For Box 11, 5.46% was calculated based on 108,690,240 shares of Class A Common Stock outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on August 12, 2026.

## Item 1. Issuer
Name of issuer: BITGO HOLDINGS, INC.
Address of issuer's principal executive offices: 101 S. Reid Street, Suite 307, PMB# 9793, Sioux Falls, SD, 57108

## Item 2. Person Filing
Name of person filing:
NYDIG IHC LLC
New York Digital Investment Group LLC
Stone Ridge Holdings Group LP
Stone Ridge Holdings Group (GP) LLC
Ross Stevens

The shares reported herein are directly held by NYDIG IHC LLC. NYDIG IHC LLC is controlled by New York Digital Investment Group LLC. New York Digital Investment Group LLC is controlled by Stone Ridge Holdings Group LP. Stone Ridge Holdings Group LP is controlled by Stone Ridge Holdings Group (GP) LLC. Stone Ridge Holdings Group (GP) LLC is controlled by Ross Stevens. The Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence: For NYDIG IHC LLC, New York Digital Investment Group LLC, Stone Ridge Holdings Group LP, Stone Ridge Holdings Group (GP) LLC and Ross Stevens: One Vanderbilt Avenue, Floor 65, New York, NY 10017
Citizenship:
NYDIG IHC LLC: Delaware
New York Digital Investment Group LLC: Delaware
Stone Ridge Holdings Group LP: Delaware
Stone Ridge Holdings Group (GP) LLC: Delaware
Ross Stevens: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,933,577
Percent of class: 5.46
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,933,577
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,933,577

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- NYDIG IHC LLC: /s/ Reuben Grinberg, Reuben Grinberg / Authorized Person (09/02/2026)
- New York Digital Investment Group LLC: /s/ Reuben Grinberg, Reuben Grinberg / Authorized Person (09/02/2026)
- Stone Ridge Holdings Group LP: /s/ Ross Stevens, Ross Stevens / Manager of Stone Ridge Holdings Group (GP) LLC, its General Partner (09/02/2026)
- Stone Ridge Holdings Group (GP) LLC: /s/ Ross Stevens, Ross Stevens / Manager (09/02/2026)
- Ross Stevens: /s/ Ross Stevens, Ross Stevens, individually (09/02/2026)